Issuer Free Writing Prospectus
Filed by: Meritor, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-200858
June 8, 2015

Meritor, Inc.
Pricing Term Sheet

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated June 8, 2015 (the “Preliminary Prospectus Supplement”) filed with the Securities and Exchange Commission by Meritor, Inc. (the “Issuer”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Meritor, Inc.

Guarantees:

Each of the Issuer’s subsidiaries from time to time guaranteeing its senior secured credit facility, as it may be amended, extended, replaced or refinanced, or any subsequent credit facility (other than one subsidiary that currently has minimal assets, which is in the process of voluntary liquidation) will guarantee the Notes on a senior unsecured basis. These guarantees will remain in effect until the earlier to occur of payment in full of the Notes or termination or release of the applicable corresponding guarantee under the Issuer’s senior secured credit facility, as it may be amended, extended, replaced or refinanced, or any subsequent credit facility. The guarantees will be senior unsecured obligations of the guarantors and will rank equally with existing and future senior unsecured indebtedness of such subsidiaries. The guarantees will be effectively subordinated to all of the existing and future secured indebtedness of such subsidiaries, to the extent of the value of the assets securing such indebtedness.

Title of Securities:	6-1/4% Notes due 2024

Size:	$225,000,000

Reopening:

The notes will constitute a further issuance of, and form a single series and be fully fungible with, the Issuer’s 6-1/4% Notes due 2024 issued on February 13, 2014 in the aggregate principal amount of $225,000,000. Upon completion of the reopening, the total aggregate principal amount of the Issuer’s 6-1/4% Notes due 2024 will be $450,000,000.

Maturity:	February 15, 2024

Coupon:	6-1/4%

Offering Price:	100.000%, plus accrued and unpaid interest from February 15, 2015

Yield to Maturity:	6.25%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2015

Record Dates:	February 1 and August 1

Gross Proceeds:	$225,000,000 (excluding accrued and unpaid interest from February 15, 2015)

Net Proceeds to the Issuer (Before	$221,343,750 (excluding accrued and unpaid interest from February 15, 2015)
Expenses):

Redemption Provisions:

Make-Whole Call:

Prior to February 15, 2019, the Issuer may redeem, at its option, from time to time, any of the Notes, in whole or in part, at the redemption price calculated as described in the Preliminary Prospectus Supplement under “Description of the notes—Optional redemption—Make-whole redemption.” For purposes of such calculation, the “applicable premium” shall mean, with respect to a Note at any redemption date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note at February 15, 2019 (as set forth below under “Redemption Prices”) plus (2) all remaining required interest payments due on such Note through February 15, 2019 (excluding accrued and unpaid interest, if any, to the redemption date), computed using a discount rate equal to the Treasury rate plus 50 basis points, over (B) 100% of the principal amount of such Note.

Redemption Prices:

On or after February 15, 2019, the Issuer may redeem, at its option, from time to time, the Notes, in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date) on the Notes to be redeemed, if redeemed during the 12-month period beginning on February 15 of the years indicated below:

Year	Redemption price
2019	103.125%

2020	102.083%

2021	101.042%

2022 and thereafter	100.000%

Redemption With Proceeds of Equity Offering:

Prior to February 15, 2017, the Issuer may redeem, at its option, from time to time, up to $78,750,000 of the aggregate principal amount of the Notes with the net cash proceeds of one or more public sales of the Issuer’s common stock at a redemption price equal to 106.25% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date) on the Notes to be redeemed; provided that at least $146,250,000 of the aggregate principal amount of Notes remains outstanding after each such redemption and notice of any such redemption is mailed within 90 days of any such sale of common stock.

Change of Control:	If a change of control (as defined in the Preliminary Prospectus Supplement) occurs, unless the Issuer has exercised its right to redeem the Notes, each holder of Notes may require the Issuer to repurchase some or all of such holder’s Notes at a purchase price equal to 101% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but not including, the payment date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the payment date) on the Notes to be repurchased.

Trade Date:	June 8, 2015

Settlement (T+3):	June 11, 2015

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP:	59001KAD2

ISIN:	US59001KAD28

Form of Offering:	SEC Registered (Registration No. 333-200858)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC Citigroup Global Markets Inc. RBC Capital Markets, LLC Lloyds Securities Inc. BNP Paribas Securities Corp.

Co-Managers:	Fifth Third Securities, Inc.
Comerica Securities, Inc. The Huntington Investment Company PNC Capital Markets LLC

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.